UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the calendar year ended December 31, 2012

or

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission file number 001-007763

A.  Full title of the plan and address of the plan, if different from that of the issuer named below:

Met-Pro Corporation Retirement Savings Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Met-Pro Corporation
160 Cassell Road
PO Box 144
Harleysville, PA 19438

MET-PRO CORPORATION

RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

MET-PRO CORPORATION

RETIREMENT SAVINGS PLAN

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Administrator
Met-Pro Corporation
Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Met-Pro Corporation Retirement Savings Plan as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Met-Pro Corporation Retirement Savings Plan as of December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedule of assets (held at end of year), referred to as “supplemental information”, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Marcum LLP

Marcum LLP
Bala Cynwyd, PA
June 21, 2013

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2012 AND 2011

	2012	2011

Assets
Investments, at fair value:
Mutual funds	$13,780,791	$10,856,881
Met-Pro Corporation common stock	3,013,393	2,762,091
Common collective trust fund	968,259	1,053,427
	17,762,443	14,672,399
Receivables:
Participant loans	188,299	169,875

Net Assets Reflecting all Investments at Fair Value	17,950,742	14,842,274

Adjustments from fair value to contract value for fully- benefit responsive investment contracts	(37,158)	(36,088)

Net Assets Available for Benefits	$17,913,584	$14,806,186

The accompanying notes are an integral part of these financial statements.

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011

Additions
Investment Income:
Dividends and interest	$385,001	$351,845
Unrealized appreciation (depreciation):
Mutual funds	1,356,361	(911,184)
Met-Pro Corporation common stock	174,511	(789,820)
Common collective trust fund	8,621	4,970
Realized gain (loss):
Mutual funds	119,343	(23,138)
Met-Pro Corporation common stock	16,298	(30,133)
Common collective trust fund	3,729	1,823

Total Investment Income (Loss)	2,063,864	(1,395,637)
Interest income on participant loans	7,147	6,855

Contributions:
Participants	1,152,449	1,091,946
Employer	803,016	760,364
Rollovers	48,910	27,554

Total Contributions	2,004,375	1,879,864

Total Additions	4,075,386	491,082

Deductions
Benefits paid to beneficiaries and terminated employees	955,223	1,022,161
Administration and other expenses	12,765	10,024

Total Deductions	967,988	1,032,185

Net Increase (Decrease)	3,107,398	(541,103)

Net Assets Available for Benefits
Beginning of year	14,806,186	15,347,289

End of year	$17,913,584	$14,806,186

The accompanying notes are an integral part of these financial statements.

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Met-Pro Corporation Retirement Savings Plan (“the Plan”) is provided for general information purposes only.  Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

GENERAL

The Plan is a defined contribution plan covering substantially all U.S. employees of Met-Pro Corporation (“the Company”).  Effective April 1, 2011, employees became participants in the Plan upon completing one month of employment and having attained the age of 18.

EMPLOYEE CONTRIBUTIONS

The Plan provides employees with an option to enter into a salary reduction agreement with the Company, whereby a portion of the employee’s compensation may be deferred by having the Company contribute such amount on the employee’s behalf to the Plan.  The maximum amount which an employee may elect to defer with respect to any plan year is subject to limitations as provided by the Internal Revenue Code.

EMPLOYER CONTRIBUTIONS

The Company may elect to contribute a matching percentage of one-half of the participant’s eligible contributions for the plan year up to 4% of eligible compensation.

The Company makes a discretionary contribution for all employees ranging from 2% to 4% depending on the age of the participant and years of service.

Total discretionary contributions for 2012 and 2011 amounted to approximately $481,000 and $468,000, respectively.

FORFEITURES

Forfeitures by terminated employees of amounts not vested are reallocated against plan administration fees or employer contributions.  Employee forfeited, nonvested amounts were approximately $100 and $17,000 for the years ended December 31, 2012 and 2011, respectively.

INVESTMENT OPTIONS

Participants can direct their allocable balances into mutual funds, a common collective trust fund and sponsor corporate stock managed by PNC Advisors (“Trustee”).

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 1 - DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT ACCOUNTS

Each participant’s account is credited with his or her salary deferral contribution, employer contributions, if any, and an allocation of net investment income and charged with an allocation of administrative expenses.  Allocations are based on the participant’s earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.  Participants may change their investment options at any time.

For terminated employees with vested balances over $1,000, but not over $5,000, an automatic rollover to a qualified retirement plan is performed.  Any terminated employee with less than $1,000 vested will receive a distribution representing his or her vested account balance less applicable income tax withholding, unless instructed to rollover such amount to either an IRA or another qualified retirement plan.

PARTICIPANT LOANS

Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their vested balance, whichever is less.  The loans are collateralized by the balance in the participant’s account and bear interest at rates ranging from 4.25% to 9.25%, which are commensurate with local prevailing rates as determined by the plan administrator as of the date of the loan agreement.  Principal and interest is paid ratably through monthly payroll deductions.

VESTING

Participants are immediately vested in their voluntary contributions.  Participants are 100 percent vested in employer contributions upon reaching three years of credited service. Prior to January 1, 2007, participants vested using a six-year graded scale.  Contributions for participants who became eligible prior to January 1, 2007 vest using the scale which is more beneficial to the participant.

PLAN TERMINATION

Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements have been prepared on the accrual basis of accounting except for participant benefit payments.

FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 962-205-45-3, the Statements of Net Assets Available for Benefits presents the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statements of Changes in Net Assets Available for Benefits are prepared using the contract value basis for fully benefit-responsive investment contracts.

CONTRIBUTIONS

Employer matching, employer discretionary and employee salary deferral contributions are included in the income of the Plan in the period for which the contribution is being made.  The participants designate what percentage of their contribution, along with the employer match, is allocated to the various investment options.

PAYMENTS OF BENEFITS

Benefits are recorded when paid.

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers, custodians and insurance company.  See Note 3 for discussion of fair value measurements.

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVESTMENT VALUATION AND INCOME RECOGNITION (CONTINUED)

For purposes of determining realized gains and losses, the Plan uses the average cost method to determine the cost basis of disposed assets.  Unrealized appreciation (depreciation) on investments represents the cumulative change in unrealized gains (losses) for the respective years.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

PARTICIPANT LOANS

Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest is recorded on the accrual basis.  Related fees are recorded as administrative expenses and are expensed as incurred.  No allowance for credit losses has been recorded as of December 31, 2012 and 2011.  Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

CONCENTRATIONS OF CREDIT RISK

At December 31, 2012 and 2011, the Plan maintained 100% of its investments with PNC Advisors.

USE OF ESTIMATES

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENT

In May 2011, the FASB issued Accounting Standards Update (“ASU”) No. 2011-04, Fair Value Measurement (Topic 820). This updated accounting guidance establishes common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP and International Financial Reporting Standards (“IFRS”).  This guidance includes amendments that clarify the intent about the application of existing fair value measurements and disclosures, while other amendments change a principle or requirement for fair value measurements or disclosures. This guidance is effective for interim and annual periods beginning after December 15, 2011.  The adoption of this standard did not have a material impact on the Plan’s financial statements.

NOTE 3- FAIR VALUE MEASUREMENTS

The Plan follows the guidance for fair value measurements and disclosures in accordance with Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (“ASC 820”). Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

In determining fair value, management uses various valuation approaches, as appropriate in the circumstances. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.  Observable inputs are market data from independent sources.  Unobservable inputs are the management’s assumptions, based on the best information available, of how the market would price the asset or liability.  The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets that the Plan has the ability to access.  Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 3 - FAIR VALUE MEASUREMENTS (CONTINUED)

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement. The inputs into the determination of fair value require significant judgment and estimation.  The Plan does not maintain Level 3 assets.

Fair value is a market-based measure considered from the perspective of a market participant who holds the asset rather than an entity-specific measure.  Therefore, even when market assumptions are not readily available, the Plan’s own assumptions are set to reflect those that market participants would use in pricing the asset at the measurement date.

The use of valuation techniques and availability of observable inputs can vary from security to security and is affected by a wide variety of factors including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.  Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.  Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed.  Accordingly, the degree of judgment exercised by management in determining fair value is greatest for securities categorized in Level 3.  In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy.  In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The inputs or methodology used for valuing portfolio investments are not an indication of the risk associated with investing in these investments.

The following table provides fair value measurement information for the Plan’s major categories of financial assets measured on a recurring basis.  During 2012 and 2011, there were no transfers of financial assets between levels within the fair value hierarchy.

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 3 - FAIR VALUE MEASUREMENTS (CONTINUED)

		Fair Value Measurements at Reporting Date Using

			Quoted Prices for
		Quoted Prices in	Similar Assets in	Significant
	Fair Value	Active Markets for	Active or Non-active	Unobservable
	December 31,	Identical Assets	Markets	Inputs
	2012	(Level 1)	(Level 2)	(Level 3)

Assets
Investments:
Mutual funds:
Growth	$7,730,527	$7,730,527	$--	$--
Index	1,427,664	1,427,664	--	--
Fixed income	709,526	709,526	--	--
Balanced	3,912,454	3,912,454	--	--
Other	620	620	--	--
Total mutual funds	13,780,791	13,780,791	--	--
Met-Pro Corporation common stock	3,013,393	3,013,393	--	--
Common collective trust fund	968,259	--	968,259	--

	$17,762,443	$16,794,184	$968,259	$--

		Fair Value Measurements at Reporting Date Using

			Quoted Prices for
		Quoted Prices in	Similar Assets in	Significant
	Fair Value	Active Markets for	Active or Non-active	Unobservable
	December 31,	Identical Assets	Markets	Inputs
	2011	(Level 1)	(Level 2)	(Level 3)

Assets
Investments:
Mutual funds:
Growth	$5,969,025	$5,969,025	$--	$--
Index	1,255,366	1,255,366	--	--
Fixed income	513,620	513,620	--	--
Balanced	3,117,859	3,117,859	--	--
Other	1,011	1,011	--	--
Total mutual funds	10,856,881	10,856,881	--	--
Met-Pro Corporation common stock	2,762,091	2,762,091	--	--
Common collective trust fund	1,053,427	--	1,053,427	--

	$14,672,399	$13,618,972	$1,053,427	$--

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 3 - FAIR VALUE MEASUREMENTS (CONTINUED)

The following is a description of the valuation techniques applied to the Plan’s major classes of assets measured at fair value on a recurring basis is as follows:

MUTUAL FUNDS

The Plan’s mutual funds are valued at the daily closing price as reported by the fund.  Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities Exchange Commission.  These funds are required to publish their daily net asset value (NAV) and to transact at that price.  The mutual funds held by the Plan are deemed to be actively traded.

COMMON STOCK

Common stock is valued at the closing price reported on the active market on which the individual securities are traded.

COMMON COLLECTIVE TRUST

The common collective trust fund is valued at the NAV of units of a bank collective trust.  The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value.  The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.  This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.  Participant transactions (purchases and sales) may occur daily.  Were the plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

NOTE 4 - TAX STATUS

Effective April 1, 2011, the Plan was established using a prototype plan document sponsored by PNC Advisors. The Internal Revenue Service has ruled in a letter dated March 31, 2008, that the prototype plan, as then designed, qualifies under Section 401 of the Internal Revenue Code (IRC) and was, therefore, exempt from taxation.

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 4 - TAX STATUS (CONTINUED)

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audit, however, there are currently no audits for any tax periods in progress.  The plan administrator believes that Plan is no longer subject to income tax examinations for years prior to 2009.

NOTE 5 - ADMINISTRATION OF PLAN ASSETS

The Plan’s assets, which consist principally of investments, are held by the Trustee of the Plan.  Certain fees of the Plan are paid by the Plan’s sponsor.  Certain administrative functions are performed by employees of the Company.  No employees received compensation from the Plan.

NOTE 6 - INVESTMENTS

The following individual investments exceeded 5% of the fair value of net assets available for plan benefits at December 31:

	2012	2011
Janus Balanced Class S Fund	$1,928,321	$1,554,748
Janus Forty Class S Fund	2,218,123	1,689,154
Janus Growth and Income Class S Fund	1,396,333	1,115,957
Janus Overseas Class S Fund	--	753,338
T Rowe Price Retirement 2020 R Fund	1,182,940	885,226
Federated Mid-Cap Index	*	857,690
Growth Fund of America	932,957	*
Met-Pro Corporation Common Stock	3,013,393	2,762,091
PNC Investment Contract Fund	968,259	1,053,427

*amount was less than 5% of fair value of net assets

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 7 - INVESTMENT CONTRACT WITH INSURANCE COMPANY

One of the investment options available in the Plan is the PNC Investment Contract Fund (“Fund”).  The Fund is a common collective trust that invests in fully benefit-responsive investment contracts which include principally short-term investments and fixed income securities.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

An average yield earned by the Fund was computed by dividing the annualized one-day earnings of the Fund’s investments at year end (irrespective of the interest rate credited to unit holders in the Fund) by the fair value of the Fund’s investments on that date.

An average yield earned by the Fund as adjusted to reflect the actual interest rate credited to unit holders was computed by dividing the annualized one-day earnings credited to unit holders at year end (irrespective of the actual earnings of the investments in the Fund) by the fair value of the Fund’s investments on that date.

The average yield earned by the Plan on the Fund during the years ended December 31, 2012 and 2011 was 2.25% and 1.53% and the average interest rate credited to the participants was 1.82% and 2.04%, respectively.

NOTE 8 - RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are shares of mutual funds managed by PNC Advisors.  PNC Advisors is the custodian and trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  The investments with PNC Advisors were $968,259 and $1,053,427 at December 31, 2012 and 2011, respectively.  Purchases and sales of shares were 108,769 and 138,215 for the year ended December 31, 2012, respectively, and 21,679 and 44,723 for the year ended December 31, 2011, respectively.

Certain plan investments are shares of Plan sponsor common stock.  These transactions qualify as party-in-interest transactions. The investments with Met-Pro Corporation were $3,013,393 and $2,762,091 at December 31, 2012 and 2011, respectively.  Purchases and sales of shares were 42,841 and 37,402 for the year ended December 31, 2012, respectively, and 39,375 and 22,907 for the year ended December 31, 2011, respectively.

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 9 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 10 - PLAN AMENDMENTS

On April 1, 2011 the Plan was amended primarily to (i) convert the plan document from a custom document to a PNC prototype; (ii) change the participant eligibility from 21 years of age to 18 and (iii) reduce the participant waiting period from the completion of six months or 500 hours of employment to the first of the month following 30 days of employment.

NOTE 11 - SUBSEQUENT EVENTS

Management evaluated subsequent events occurring through June 21, 2013, the date that the accompanying financial statements were available to be issued, to determine if there were events or transactions which require recognition or disclosure in the financial statements.

On April 21, 2013, the Company entered into an agreement and plan of merger with CECO Environmental Corp.  The merger is expected to close on or before September 30, 2013.   At the effective time of the merger, each then issued and outstanding share of common stock of Met-Pro Corporation, other than certain excluded shares will be cancelled and converted into the right to receive, at the election of the holder, subject to an overall pro-ration mechanism, either: (i) a per share dollar amount equal to $13.75 without interest; or (ii) a number of shares of CECO common stock, equal to a fraction, the numerator of which is $13.75 and the denominator of which is the volume-weighted average trading price (“VWAP”) as reported on the NASDAQ Global Market of CECO common stock for the 15 consecutive trading days ending on the trading date immediately preceding the closing date of the merger; provided, however if (x) if the VWAP is less than or equal to $10.17, then the exchange ratio shall be 1.3520 shares of CECO common stock for each share of Met-Pro Corporation common stock, and (y) if the VWAP is greater than or equal to $13.75, then the exchange ratio shall be 1.0000 shares of CECO common stock for each share of Met-Pro Corporation common stock. The net effect of this collar mechanism is that no further increase in the exchange ratio will be made if the CECO common stock trading price is less than $10.17 and no further decrease in the exchange ratio will be made

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 11 - SUBSEQUENT EVENTS (CONTINUED)

if the CECO trading price is greater than $13.75.  In the aggregate, elections for cash or CECO common stock are subject to pro-ration so that approximately 53% of the Met-Pro  Corporation common stock will be exchanged for cash (which is capped at $110.2 million, less the amount of cash paid pursuant to the exercise of options to purchase Met-Pro Corporation common stock outstanding as of the effective time) and 47% for CECO common stock.   As a condition of the merger agreement, CECO Environmental Corp did agree to maintain all employee benefit plans of Met-Pro Corporation through December 31, 2013.

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

EIN:  23-1683282
PLAN-009
SCHEDULE H - ITEM 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2012

(a)	(b)	(c)	(d)	(e)

		Description of Investment
		Including Maturity
	Identity of Issue,	Date, Rate of Interest,
	Borrower, Lessor,	Collateral, Par or		Current
	or Similar Party	Maturity Value	Cost	Value

	Mutual Funds:
	American Century Small Cap Value	Mutual fund	$409,302	$425,297
	American Funds EuroPacific Growth R3	Mutual fund	781,918	793,982
	BlackRock High Yield Bond Cls A Fund	Mutual fund	85,121	88,058
	BlackRock Index Equity Cls A Fund	Mutual fund	462,287	546,766
	Federated Mid-Cap Index Fund	Mutual fund	776,386	880,898
	Federated Total Return Bond Fund	Mutual fund	604,565	621,468
	Fidelity Adv New Insight	Mutual fund	66,017	67,967
	Growth Fund of America	Mutual fund	746,729	932,957
	Investment Company of America	Mutual fund	89,201	104,201
	Janus Balanced Class S Fund	Mutual fund	1,723,727	1,928,321
	Janus Forty Class S Fund	Mutual fund	1,722,586	2,218,123
	Janus Growth and Income Class S Fund	Mutual fund	1,063,006	1,396,333
	MFS Value R3	Mutual fund	304,832	364,860
*	MPC SLF	Mutual fund	620	620
	Royce Value Plus Service Fund	Mutual fund	469,269	537,015
	T Rowe Ret 2010 R	Mutual fund	383,034	415,632
	T Rowe Ret 2020 R	Mutual fund	1,069,412	1,182,940
	T Rowe Ret 2030 R	Mutual fund	343,057	378,987
	T Rowe Ret 2040 R	Mutual fund	410,600	461,880
	T Rowe Ret 2050 R	Mutual fund	88,793	102,518
	Washington Mutual Investors Fund	Mutual fund	305,081	331,968
			11,905,543	13,780,791

*	Met-Pro Corporation Stock	Common stock	2,715,113	3,013,393

*	Common Collective Trust Funds:
	PNC Investment Contract Fund	Investment contract fund	875,446	968,259

			$15,496,102	$17,762,443

*	Participant loans	4.25% - 9.25% interest with
		varying maturity dates through
		November 2017	$--	$188,299

*	Party-In-Interest

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Met-Pro Corporation Retirement Savings Plan

Date: June 21, 2013	By: /s/ Neal E. Murphy
Neal E. Murphy
Vice President - Finance

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

Exhibit Index

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm - Marcum LLP